Exhibit 99.1

MTS Announces Filing of 2019 Annual Report

Ra’anana, Israel / Powder Springs, Georgia, USA - March 26, 2020 - Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM), call accounting and contact center software, announced today that it has filed its annual report containing audited consolidated financial statements for the year ended December 31, 2019 with the U.S. Securities and Exchange Commission.  The annual report is available on the Company’s website (www.mtsint.com).  Shareholders may receive a hard copy of the annual report free of charge upon request.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM), call accounting and contact center software. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S. and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Contacts:

Ofira Bar
CFO
Tel: +972-9-7777-540
Email: ofira.bar@mtsint.com